February 10, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey, Senior Counsel

Re:	HPS Corporate Lending Fund & HPS Corporate Capital Solutions Fund – Preliminary Proxy Statements on Form PRE 14A
File Nos. 814-01431 and 814-01715

Dear Ms. Dubey:

On behalf of HPS Corporate Lending Fund and HPS Corporate Capital Solutions Fund (the “Funds”), which have elected to be regulated as business development companies (“BDCs”) under the Investment Company Act of 1940, as amended (the “1940 Act”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on January 21, 2025 and on February 4, 2025, with respect to the Funds’ initial response letter sent to the Commission on January 31, 2025 (the “Prior Response Letter”) and the initial filing of the preliminary proxy statements (each, a “Preliminary Proxy Statement” and together, the “Preliminary Proxy Statements”) filed with the Commission on Form PRE14A on January 15, 2025, through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the HPS Corporate Lending Fund Preliminary Proxy Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy Statements.

PROXY STATEMENT

1.	Please file this revised comment response letter (the “Revised Response Letter”).

Response: The Funds respectfully acknowledge the Staff’s comment and confirm that they will each file this Revised Response Letter as correspondence in advance of the filing of the definitive proxy statements.

2.	Under the section “Transaction Agreement,” please identify by name the partners and non-partners that fall under any of the categories specified in Item 5(a)(1)-(5) of Schedule 14A.

Response: The disclosure has been revised accordingly.

3.

Please confirm to us supplementally in the Revised Response Letter that the interests of the Fund’s trustees described in the section “Transaction Agreement” arise from the position of such trustees as partners of HPS and that, therefore, any agreement under which such interests of the trustees arise is with HPS, as opposed to with any of the trustees individually. Please also disclose the amounts involved in the Transaction, if not already disclosed.

Response: We hereby confirm that the interests of the trustees who are HPS employees described in the “Transaction Agreement” section of the Preliminary Proxy Statements arise from the position of such trustees as partners of HPS and that the Transaction Agreement pursuant to which compensation is being paid is with HPS and not the trustees as individuals. We respectfully direct the Staff to the existing disclosure in the first and second paragraphs under the section, “Transaction Agreement” in both Preliminary Proxy Statements, which detail the amounts involved in the Transaction.

* * *

Please call me (212-455-3974) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Jonathan Gaines

cc:	Philip Lee, HPS Investment Partners, LLC

Tyler Thorn, HPS Investment Partners, LLC

Kathy Choi, HPS Investment Partners, LLC